UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 22)*

Faraday Future Intelligent Electric Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

74348Q108
(CUSIP Number)

FF Global Partners Investment LLC (f.k.a. FF Top Holding LLC)
3655 Torrance Blvd, Suite 361-362
Torrance, California 90503
Attention: Jiawei Wang
(424) 247-1184
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
FF Global Partners Investment LLC (f.k.a. FF Top Holding LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
107,748,423 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,000,588

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
107,748,423 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.87% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes (i) 43,747,835 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, including 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (ii) 64,000,588 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) held directly by FF Global Partners Investment LLC (formerly known as FF Top Holding LLC). Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)
Based on 1,368,573,270 shares of Common Stock, comprised of (i) the 1,304,572,682 shares of Class A Common Stock stated by the Issuer as being issued and outstanding as of June 7, 2023 in the Issuer’s Preliminary Proxy Statement (the “PRE 14A”), filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on June 16, 2023 and (ii) 64,000,588 issued and outstanding shares of Class B Common Stock. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

1	NAMES OF REPORTING PERSONS
Pacific Technology Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
107,748,423 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
107,748,423 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.87% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes (i) 42,567,146 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Global Partners Investment LLC (formerly known as FF Top Holding LLC). Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)
Based on 1,368,573,270 shares of Common Stock, comprised of (i) the 1,304,572,682 shares of Class A Common Stock stated by the Issuer as being issued and outstanding as of June 7, 2023 in the Issuer’s PRE 14A, filed by the Issuer with the SEC on June 16, 2023 and (ii) 64,000,588 issued and outstanding shares of Class B Common Stock. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

1	NAMES OF REPORTING PERSONS
FF Global Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
107,748,423 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
107,748,423 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.87% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes (i) 42,567,146 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Global Partners Investment LLC (formerly known as FF Top Holding LLC). Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)
Based on 1,368,573,270 shares of Common Stock, comprised of (i) the 1,304,572,682 shares of Class A Common Stock stated by the Issuer as being issued and outstanding as of June 7, 2023 in the Issuer’s PRE 14A, filed by the Issuer with the SEC on June 16, 2023 and (ii) 64,000,588 issued and outstanding shares of Class B Common Stock. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Explanatory Note

 Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock and Class B Common Stock of the Issuer on August 2, 2021, as amended on May 17, 2022, June 24, 2022, June 27, 2022, July 15, 2022, July 18, 2022, August 2, 2022, August 8, 2022, August 23, 2022, September 9, 2022, September 19, 2022, September 26, 2022, October 17, 2022, October 18, 2022, October 26, 2022, November 2, 2022, December 22, 2022, December 28, 2022, January 18, 2023, January 26, 2023, March 17, 2023 and May 12 2023 (as so amended through May 12, 2023, the “Original Schedule 13D” and together with this Amendment No. 22, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this Amendment No. 22 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

“On June 15, 2023, following discussions with the Issuer, FF Global Partners Investment LLC (“FF Investment”) provided its written consent (the “Class B Stockholder Consent”), for purposes of Article IV, Section 4.4 and Article VI, Section 6.1 of the Second Amended and Restated Certificate of Incorporation of the Issuer, as amended on November 22, 2022 and March 1, 2023 (the “Charter”), Section 3.4 of the Amended Shareholder Agreement, and, to the extent required, Section 5.2 of the Securities Purchase Agreement dated May 8, 2023, by and between Metaverse Horizon Limited and V W Investment Holding Limited and the Issuer, FF Investment as the sole owner of the Issuer’s Class B Common Stock, (i) to the execution by the Company of that certain Purchase Agreement, dated June 16, 2023 (the “Series A Preferred Stock SPA”), by and between Xeufeng Chen, the Global Chief Executive Officer of the Issuer and the Issuer and the performance by the Company of its obligations thereunder (including the issuance and sale to Xeufeng Chen of a single share of Series A Preferred Stock of the Company on the terms and conditions set forth in the Series A Preferred Stock SPA)  and (ii) approved the Company’s Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock, dated June 16, 2023 (the “CoD”).

Such consent is subject to the following conditions being and remaining satisfied, among others: (i) the Series A Preferred Stock SPA and the CoD being executed in the forms that were provided to FF Investment, (ii) no more than one share of Series A Preferred Stock being issued in the aggregate, (iii) the Company’s reverse stock split proposal being substantially as set forth in the PRE 14A filed by the Issuer with the SEC on June 16, 2023 (with any deviations therefrom that would impact the rights or obligations of FF Investment requiring a further written consent from FF Investment), (iv) the Series A Preferred Stock not having the right to vote with respect to any matter other than the reverse stock split proposal and matters incidental thereto (such as the adjournment or postponement of any stockholder meeting held with respect to such reverse stock split proposal) and (v) the Series A Preferred Stock being automatically redeemed and cancelled pursuant to its terms immediately following the final tabulation of votes with respect to the reverse stock split proposal (with, for the avoidance of doubt, no more shares thereof to be thereafter issued without the further prior written consent of the holders of the Class B Common Stock).

The above description of the Class B Stockholder Consent does not purport to be complete and is qualified in its entirety by the full text of the Class B Stockholder Consent, which is filed as Exhibit 17 hereto and is incorporated herein by reference.

The Reporting Persons currently expect to continue to have discussions with the Company with respect to the Series A Preferred Stock and the reverse stock split proposal contemplated by the PRE 14A and to use commercially reasonable efforts to continue to support the Company in the effectuation of the reverse stock split contemplated by the PRE 14A, including without limitation, by voting in favor of such proposal at the meeting of the Company’s stockholders contemplated to be called therefor.  In addition, certain representatives of the Reporting Persons may in their capacities as consultants for the Company assist the Company in its efforts to solicit proxies in favor of the reverse stock split proposal contemplated by the PRE 14A.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

“On June 20, 2023, the Reporting Persons received notice from parties to the Voting Agreements (as defined in the Original Schedule 13D) that the Class A Common Stock beneficially owned by certain of such parties had changed. As a result, the number of shares of Class A Common Stock with respect to which FF Investment holds an irrevocable proxy and voting control decreased by 8,308,307 shares, from 52,056,142 to 43,747,835. As a result, the Reporting Persons may be deemed to beneficially own 107,748,423 shares, or 7.87% of the shares of common stock outstanding as of the date hereof, based on 1,368,573,270 shares of Class A Common Stock outstanding. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis. There have been no changes to the Reporting Persons’ beneficial ownership of 1,180,169 shares of Class A Common Stock held directly by Pacific Technology Holding LLC (with respect to which FF Investment has an irrevocable proxy and voting control) and 64,000,588 shares of Class B Common Stock held directly by FF Investment.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

“The information included in Item 4 of this Amendment is incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to include the following exhibit:

Exhibit 17	Written Consent of the Class B Stockholders of Faraday Future Intelligent Electric, Inc., dated June 15, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2023	FF GLOBAL PARTNERS INVESTMENT LLC

	By:	Pacific Technology Holding LLC
	Its:	Managing Member

	By:	FF Global Partners LLC
	Its:	Managing Member

	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: June 21, 2023	PACIFIC TECHNOLOGY HOLDING LLC

	By:	FF Global Partners LLC
	Its:	Managing Member

	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: June 21, 2023	FF GLOBAL PARTNERS LLC

	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President